FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Summarized audited financial results for the year ended March 31, 2007
2.	Press Release dated April 28, 2007, "Performance Review - Year ended March 31, 2007: 22% year-on-year growth in profit after tax"
3.	Press Release dated April 28, 2007, "Madhabi Puri Buch appointed Executive Director"
4.	Press Release dated April 28, 2007, "ICICI Bank Board of Directors approves equity capital raising"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date: April 28, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2007 (Unaudited)	March 31, 2006 (Unaudited)	March 31, 2007 (Audited)	March 31, 2006 (Audited)
1.	Interest earned (a)+(b)+(c)+(d)	6,661.58	4,148.33	22,994.29	14,306.13
	a) Interest/discount on advances/bills	4,703.42	2,988.81	16,096.31	10,206.59
	b) Income on investments	1,618.70	1,043.51	5,988.54	3,692.76
	c) Interest on balances with Reserve Bank of India and other interbank funds	292.92	104.30	808.56	335.46
	d) Others	46.54	11.71	100.88	71.32
2.	Other income	1,833.94	1,359.12	5,929.17	4,180.88
	A) TOTAL INCOME (1) + (2)	8,495.52	5,507.45	28,923.46	18,487.01
3.	Interest expended	4,786.86	2,774.21	16,358.50	9,597.45
4.	Operating expenses (e) + (f) + (g)	1,920.59	1,494.70	6,690.56	5,001.15
	e) Payments to and provisions for employees	440.81	338.09	1,616.75	1,082.29
	f) Direct marketing agency expenses	422.86	364.83	1,523.90	1,177.06
	g) Other operating expenses	1,056.92	791.78	3,549.91	2,741.80
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	6,707.45	4,268.91	23,049.06	14,598.60
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,788.07	1,238.54	5,874.40	3,888.41
6.	Other provisions and contingencies	876.34	354.53	2,226.36	791.81
7.	Provision for taxes
	a) Current period tax	271.64	239.87	984.25	691.22
	b) Deferred tax adjustment	(185.03)	(145.79)	(446.43)	(134.69)
8.	NET PROFIT (5-6-7)	825.12	789.93	3,110.22	2,540.07
9.	Paid-up equity share capital (face value Rs. 10/-)	899.34	889.83	899.34	889.83
10.	Reserves excluding revaluation reserves	23,413.92	21,316.16	23,413.92	21,316.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India
	(ii) Capital adequacy ratio	11.69%	13.35%	11.69%	13.35%
	(iii) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	9.22	8.91	34.84	32.49
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	9.17	8.83	34.64	32.15
12.	Aggregate of non-promoter shareholding
	• No. of shares	899,266,672	889,823,901	899,266,672	889,823,901
	• Percentage of shareholding	100	100	100	100
13.	Deposits	230,510.19	165,083.17	230,510.19	165,083.17
14.	Advances	195,865.60	146,163.11	195,865.60	146,163.11
15.	Total assets	344,658.11	251,388.95	344,658.11	251,388.95

Notes

1.	During the year ended March 31, 2007, the Bank allotted 9,487,051 equity shares pursuant to exercise of employee stock options.
2.	Status of equity investors’ complaints / grievances for the quarter ended March 31, 2007.

Opening balance	Additions	Disposals	Closing balance
8	376	382	2

3.	Provision for current period tax includes Rs. 4.97 crore towards provision for fringe benefit tax for the quarter ended March 31, 2007 (Rs. 36.93 crore for the year ended March 31, 2007).
4.	USD 750 million (Rs. 3,260.25 crore) of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by Reserve Bank of India (RBI) regarding certain terms of these bonds. If these bonds were considered as Tier II capital, the CAR would be 12.81%.
5.	The Sangli Bank Limited has merged with ICICI Bank Limited effective April 19, 2007 as per RBI’s Order dated April 18, 2007.
6.	ICICI Web Trade Limited has merged with ICICI Brokerage Services Limited, a subsidiary of ICICI Bank Limited, effective October 1, 2006.
7.	For the year ended March 31, 2007, the Bank has reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under "Operating expenses". Till the year ended March 31, 2006, the Bank deducted direct marketing agency expenses on automobile loans from the interest income which has been reclassified to conform to current period classification.
8.	As required by RBI circular no. DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities, which was earlier included in “Other provisions and contingencies”, from “Other income”. Prior period figures have been reclassified to conform to the current classification.
9.	The Board of Directors have recommended a dividend of Rs. 10.00 per equity share (100%) for the year ended March 31, 2007 (previous year dividend Rs. 8.50 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors have also recommended a dividend of 0.001 percent, i.e., Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2007.
10.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
11.	The above financial results have been taken on record by the Board of Directors at its meeting held on April 28, 2007.

Place : Mumbai	Kalpana Morparia
Date : April 28, 2007	Joint Managing Director

CONSOLIDATED FINANCIAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2007 (Unaudited)	March 31, 2006 (Unaudited)	March 31, 2007 (Audited)	March 31, 2006 (Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,312.07	4,493.40	25,001.25	15,135.82
	a) Interest/discount on advances/bills	4,952.36	3,132.76	16,970.09	10,635.90
	b) Income on investments	1,893.16	1,241.18	6,846.07	4,060.78
	c) Interest on balances with Reserve Bank of India and other interbank funds	323.93	114.57	903.79	343.32
	d) Others	142.62	4.89	281.30	95.82
2.	Other Income	6,351.37	3,370.64	16,362.54	9,479.69
	A) TOTAL INCOME (1) + (2)	13,663.44	7,864.04	41,363.79	24,615.51
3.	Interest expended	5,208.95	2,961.38	17,675.72	10,101.48
4.	Operating expenses (e) + (f)	6,943.17	3,616.88	18,013.21	10,569.76
	e) Payments to and provisions for employees	785.81	542.01	2,636.50	1,711.21
	f) Other operating expenses	6,157.36	3,074.87	15,376.71	8,858.55
	B) TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	12,152.12	6,578.26	35,688.93	20,671.24
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,511.32	1,285.78	5,674.86	3,944.27
6.	Other provisions and contingencies	918.19	378.36	2,277.38	845.45
7.	Provision for taxes
	a) Current period tax	339.31	281.34	1,263.07	859.32
	b) Deferred tax adjustment	(237.64)	(157.16)	(498.99)	(159.52)
8.	Share of (profits)/losses of minority shareholders	(66.17)	8.51	(127.23)	(21.07)
9.	NET PROFIT (5-6-7-8)	557.63	774.73	2,760.63	2,420.09
10.	Paid-up equity share capital (face value Rs. 10/-)	899.34	889.83	899.34	889.83
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	6.23	8.74	30.92	30.96
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	6.20	8.66	30.75	30.64

CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2007 (Unaudited)	March 31, 2006 (Unaudited)	March 31, 2007 (Audited)	March 31, 2006 (Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	6,799.58	4,603.34	24,235.46	15,754.13
b	Investment Banking	3,524.21	1,380.89	8,849.59	4,638.39
c	Insurance	4,454.72	2,091.22	10,141.56	5,338.61
d	Others	71.20	45.36	239.30	142.78
	Total	14,849.71	8,120.81	43,465.91	25,873.91
	Less: Inter Segment Revenue	(1,186.27)	(256.77)	(2,102.12)	(1,258.40)
	Income from Operations	13,663.44	7,864.04	41,363.79	24,615.51
2.	Segmental Results (i.e. Profit before tax & provision, net of minority interest)
a	Consumer and Commercial Banking	1,380.16	960.09	4,750.11	3,357.28
b	Investment Banking	438.36	298.65	1,429.50	662.14
c	Insurance	(247.71)	16.94	(391.78)	(49.47)
d	Others	16.28	11.19	52.66	33.79
	Total	1,587.09	1,286.87	5,840.49	4,003.74
3.	Provisions
a	Consumer and Commercial Banking	935.73	364.59	2,234.69	753.21
b	Investment Banking	(18.10)	13.77	42.85	92.26
c	Insurance	..	..	..	..
d	Others	0.56	..	(0.16)	(0.02)
	Total	918.19	378.36	2,277.38	845.45
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	444.43	595.50	2,515.42	2,604.07
b	Investment Banking	456.46	284.88	1,386.65	569.88
c	Insurance	(247.71)	16.94	(391.78)	(49.47)
d	Others	15.72	11.19	52.82	33.81
	Total profit before tax	668.90	908.51	3,563.11	3,158.29
	Unallocated	9.60	9.60	38.40	38.40
	Tax	101.67	124.18	764.08	699.80
	Profit after tax	557.63	774.73	2,760.63	2,420.09
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(45,128.03)	(25,948.30)	(45,128.03)	(25,948.30)
b	Investment Banking	64,232.75	44,713.34	64,232.75	44,713.34
c	Insurance	1,205.50	693.50	1,205.50	693.50
d	Others	(602.63)	(287.92)	(602.63)	(287.92)
	Total	19,707.59	19,170.62	19,707.59	19,170.62

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 28, 2007

Performance Review – Year ended March 31, 2007: 22% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2007 (FY2007).

Highlights

  Operating profit increased 51% to Rs. 5,874 crore (US$ 1,351 million) for FY2007 from Rs. 3,888 crore (US$ 894 million) for the year ended March 31, 2006 (FY2006).

  Profit after tax increased 22% to Rs. 3,110 crore (US$ 715 million) for FY2007 from Rs. 2,540 crore (US$ 584 million) for FY2006.

  Net interest income increased 41% to Rs. 6,636 crore (US$ 1,527 million) for FY2007 from Rs. 4,709 crore (US$ 1,083 million) for FY2006.

  Fee income increased 45% to Rs. 5,012 crore (US$ 1,153 million) for FY2007 from Rs. 3,447 crore (US$ 793 million) for FY2006.

  Profit before general provisions and tax increased 40% to Rs. 1,369 crore (US$ 315 million) for the quarter ended March 31, 2007 (Q4- 2007) from Rs. 975 crore (US$ 224 million) for the quarter ended March 31, 2006.

  Profit after tax for Q4-2007 increased 4% to Rs. 825 crore (US$ 190 million) from Rs. 790 crore (US$ 182 million) for Q4-2006.

  Total advances increased 34% to Rs. 195,866 crore (US$ 45.1 billion) at March 31, 2007 from Rs. 146,163 crore (US$ 33.6 billion) at March 31, 2006.

  Deposits increased 40% to Rs. 230,510 crore (US$ 53.0 billion) at March 31, 2007 from Rs. 165,083 crore (US$ 38.0 billion) at March 31, 2006.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Dividend on equity shares

The Board has recommended a higher dividend of 100% for FY2007 i.e. Rs. 10 per equity share (equivalent to US$ 0.46 per ADS) as compared to 85% for FY2006. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates shall be announced in due course.

Operating review

Credit growth

The Bank’s net customer assets increased 35% to Rs. 205,374 crore (US$ 47.2 billion) at March 31, 2007 compared to Rs. 152,049 crore (US$ 35.0 billion) at March 31, 2006. The Bank’s retail advances increased by 39% to Rs. 127,689 crore (US$ 29.4 billion) at March 31, 2007 from Rs. 92,198 crore (US$ 21.2 billion) at March 31, 2006. Retail assets constituted 65% of advances and 62% of customer assets. The Bank is focusing on fee based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank’s rural portfolio increased by 37% on a year-on-year basis to about Rs. 20,179 crore (US$ 4.6 billion). The Bank is also extending its reach in the small and medium enterprises segment.

Deposit growth

The Bank’s total deposits increased 40% to Rs. 230,510 crore (US$ 53.0 billion) at March 31, 2007 from Rs. 165,083 crore (US$ 38.0 billion) at March 31, 2006. During this period, savings deposits increased by 38% from Rs. 20,938 crore (US$ 4.8 billion) to Rs. 28,839 crore (US$ 6.6 billion). The Bank added 141 branches and 1,071 ATMs during the year, taking the number of branches and extension counters to 755 and ATMs to 3,271. The Bank has also received Reserve Bank of India’s approval for amalgamation of Sangli Bank, which will increase the Bank’s branch network to about 950 branches.

International operations

The Bank now has wholly-owned subsidiaries, branches and representative offices in 17 countries, and an offshore banking unit in Mumbai. The total assets of the Bank’s international branches increased to about Rs. 52,500 crore (US$ 12.1 billion) at March 31, 2007 from about Rs. 27,500 crore (US$ 6.3 billion) at March 31, 2006. The total assets of the Bank’s international banking subsidiaries increased to about Rs. 30,500 crore (US$ 7.0 billion) at March 31, 2007 from about Rs. 13,400 crore (US$ 3.1 billion) at March 31, 2006. The Bank’s remittance volumes grew by

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

45% in FY2007 compared to FY2006. ICICI Bank UK’s profit after tax for FY2007 was US$ 39 million, translating into a return on equity of about 22%. At March 31, 2007 the Bank’s international operations accounted for about 19% of its consolidated banking assets.

Capital adequacy

The Bank’s capital adequacy at March 31, 2007 was 11.7% 1 (including Tier-1 capital adequacy of 7.4%) .

Asset quality

At March 31, 2007, the Bank’s net non-performing assets constituted 0.98% of net customer assets. The net non-performing asset ratio in the home loan portfolio was 0.71% .

Consolidated profits

The consolidated profit after tax increased 14% to Rs. 2,761 crore (US$ 635 million) in FY2007 from Rs. 2,420 crore (US$ 557 million) in FY2006. The consolidated profit was lower than the standalone profit due to the accounting losses of ICICI Prudential Life Insurance Company (ICICI Life).

Insurance and asset management subsidiaries

ICICI Life continued to maintain its market leadership among private sector life insurance companies with a market share of 29% on the basis of weighted received premium. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Life had a negative impact of Rs. 480 crore (US$ 110 million) on the Bank’s consolidated profit after tax in FY2007 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for FY2007 was Rs. 881 crore (US$ 203 million) as compared to Rs. 528 crore (US$ 121 million) in FY2006. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

1 USD 750 million (Rs. 3,260 crore) of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by Reserve Bank of India (RBI) regarding certain terms of these bonds. If these bonds were considered as Tier-II capital, the total capital adequacy ratio would be 12.8% .

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Lombard General Insurance Company (ICICI General) enhanced its leadership position with a market share of about 35% among private sector general insurance companies and an overall market share of about 12.4% during April 2006-February 2007. ICICI General’s gross written premium grew by 89% from Rs. 1,592 crore (US$ 366 million) in FY2006 to Rs. 3,004 crore (US$ 691 million) in FY2007. ICICI General is required to expense upfront, on origination of a policy, all sourcing expenses related to the policy. While ICICI General’s profit after tax for FY2007 was Rs. 68 crore (US$ 16 million), its combined ratio for FY2007 was 97%. The combined ratio is the sum of net claims and expenses as a percentage of premiums and indicates the surplus generated on an annualised basis from the business written during a period (excluding investment income). The surplus based on the combined ratio, and investment income aggregated Rs. 180 crore (US$ 41 million) on a pre tax basis in FY2007.

At March 31, 2007, ICICI Prudential Asset Management Company (ICICI AMC) was among the top two asset management companies in India with assets under management of over Rs. 37,900 crore (US$ 8.7 billion). ICICI AMC’s profit after tax increased by 55% to Rs. 48 crore (US$ 11 million) in FY2007 from Rs. 31 crore in FY2006 (US$ 7 million).

Summary Profit and Loss Statement

Rs. crore
	Q4-2006	Q4-2007	Growth over Q4-2006	FY2006	FY2007	Growth over FY2006
Net interest income[1]	1,374	1,875	36%	4,709	6,636	41%
Non-interest income (excluding treasury)	1,321	1,654	25%	4,243	5,914	39%
- Fee income [2]	1,105	1,427	29%	3,447	5,012	45%
- Lease & other income	216	227	5%	796	902	13%
Less:
Operating expense	1,057	1,454	38%	3,547	4,979	40%
Expenses on direct marketing agents (DMAs)[1]	365	423	16%	1,177	1,524	29%
Lease depreciation	73	44	-40%	277	188	-32%
Core operating profit	1,200	1,608	34%	3,951	5,859	48%
Treasury gains[2]	281	446	59%	740	1,014	37%
Less: Premium amortisation on SLR securities[3]	243	266	9%	802	999	25%
Operating profit	1,238	1,788	44%	3,888	5,874	51%
Less: Specific provisions & write-offs[4]	263	419	59%	453	1,495	230%
Profit before general provisions and tax	975	1,369	40%	3,436	4,379	27%

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

General provisions	91	457[5]	402%	339	731[6]	116%
Profit before tax	884	912	3%	3,097	3,648	18%
Less: Tax	94	87	-7%	557	538	-3%
Profit after tax	790	825	4%	2,540	3,110	22%

1.	DMA expense on automobile loans, which was earlier deducted from net interest income, is now included in “Expenses on direct marketing agents (DMAs)”.
2.	Includes income from treasury products and services.
3.	As required by Reserve Bank of India’s circular no. DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities, which was earlier included in "Provisions & contingencies", from "Other income".
4.	Net of write backs.
5.	Includes impact of about Rs. 310 crore (US$ 71 million) due to increase in general provisioning requirement stipulated by RBI to 2% on certain categories of loans in Q4-2007.
6.	Includes impact of about Rs. 555 crore (US$ 128 million) due to increase in general provisioning requirement stipulated by RBI during the year.
7.	Prior period figures have been regrouped/re-arranged where necessary.
8.	Figures for Q4-2006 and Q4-2007 are unaudited.

Summary Balance Sheet

Rs. crore
	Mar 31, 2006	Mar 31, 2007	Growth over Mar 31, 2006
Assets
Cash balances with banks & SLR	68,115	104,489	53%
- Cash & bank balances	17,040	37,121	118%
- SLR investments	51,075	67,368	32%
Advances	146,163	195,866	34%
Other investments	20,473	23,890	17%
Fixed & other assets	16,638	20,413	23%
Total assets	251,389	344,658	37%
Liabilities
Networth	22,206	24,313	9%
- Equity capital	890	899	1%
- Reserves	21,316	23,414	10%
Preference capital	350	350	-
Deposits	165,083	230,510	40%
Erstwhile ICICI borrowings	13,190	10,837	-18%
Other borrowings	35,477	59,823	69%
Other liabilities	15,083	18,824	25%
Total liabilities	251,389	344,658	37%

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 43.47

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 28, 2007

Madhabi Puri Buch appointed Executive Director

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its Meeting held at Mumbai today elevated Ms. Madhabi Puri-Buch, Group Corporate Brand Officer & Head - Operations as Executive Director on the Board, subject to the approval of Reserve Bank of India, and of the shareholders at the next general meeting. Ms. Puri-Buch has been with the ICICI group since 1997, and had earlier worked with erstwhile ICICI Limited from 1989 to 1992. She will be responsible for the Internal Control Environment function of the bank globally, including operations, risk management, and legal, as well as the corporate brand. Her appointment is effective from June 1,2007.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 28, 2007

ICICI Bank Board of Directors approves equity capital raising

The Board of Directors of ICICI Bank (NYSE: IBN) at its meeting at Mumbai today approved the raising of additional equity capital by the Bank by way of a public issue of shares in India and an issue of American Depositary Shares (ADSs) in the United States, subject to applicable regulations and necessary approvals. The capital raising is expected to be around Rs. 20,000 crore (approximately US$ 5.0 billion). The approval of the shareholders will be sought by postal ballot.

1 crore=10 million

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. ICICI Bank Limited intends to make an offering of registered securities in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ICICI Bank Limited and will contain detailed information about ICICI Bank Limited and its management, as well as financial statements.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us and our exposure to market risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission and will be described in the offering document for the proposed equity offering. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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